INTERNATIONAL FOOD AND WINE CONSULTANTS, INC.

201 East 28th Street

New York, NY  10016

December 11, 2006

United States Securities

 and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Company:

International Food and Wine Consultants, Inc.

Form:

SB2/A5 Registration Statement

File No.:          File No.: 333-136487

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form SB-2) to December 13, 2006 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve International Food and Wine Consultants, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

International Food and Wine Consultants, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INTERNATIONAL FOOD AND WINE CONSULTANTS, INC.

/s/Mary Beth Clark

____________________________________

Mary Beth Clark, President